

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mr. Michael Pacult
Atlas Futures Fund, Limited Partnership
c/o Ashley Capital Management, Inc.
5914 N. 300 West
Fremont, IN 46737

> **Re:** **Atlas Futures Fund, Limited Partnership**
> **Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-170235**

Dear Mr. Pacult:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have reviewed your response to comments 1 and 2 from our letter dated July 12, 2010 to post-effective amendment to registration statement on Form S-1 filed June 29, 2010 (file no. 333-59976). As noted in our prior comment 1, Rule 415(a)(5) provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Because your registration statement was declared effective prior to December 1, 2005, the three-year period for your continuous offering was deemed to have ended on November 30, 2008. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statement during the period after which the registration statement expired under Rule 415(a)(5). Further, as noted in our prior comment 2, it appears your most recent Section 10(a)(3) update for December 31, 2009 financial statements was required by April 30, 2010. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933.

The Risks You Face, page 5

2.   Please include a risk factor discussing possible rescission risks associated with shares
        sold subsequent to the November 30, 2008 expiration pursuant to Rule 415(a)(5) of the
        registration statement on Form S-1 originally filed on May 2, 2001 (file no. 333-59976).
        Alternatively, please provide us with an analysis as to why such risk is not material to
        you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments or with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel